Neovasc Advances New Transfemoral Trans-septal Tiara Design Concept After Further Successful Tests

VANCOUVER via NEWMEDIAWIRE -- Neovasc, Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies and in the development of minimally invasive devices for the treatment of refractory angina, announced today that after further successful acute animal tests conducted earlier this week, a final design concept for the fully retrievable transfemoral trans-septal Tiara™ ("TF/TS Tiara") system, including a modified, lower profile valve and a steerable delivery system, has been established and will now move into a design freeze phase review, in accordance with the Company's quality system.

"The team has done an outstanding job, building on our extensive knowledge and clinical expertise with the Transapical Tiara ("TA Tiara") system, to define, what we view as, a truly transformational TF/TS Tiara system, where the trackability into the mitral valve annulus via single vein femoral access, the single piece self-anchoring design and full retrievability until the point of final release stand out as enabling key features. Additionally, we believe our highly trackable delivery system and lower valve profile should expand the potential treatable patient population," commented Aaron Chalekian, Vice President of Product Development at Neovasc.

"We believe we are at the forefront of emerging developments to successfully deliver a mitral valve replacement device via the transfemoral trans-septal pathway in patients with severe mitral valve regurgitation, a major unmet medical need," said Fred Colen, President and CEO of Neovasc, "Building on our successful TA Tiara program, which has treated 82 patients including the longest-living minimally invasive mitral valve replacement patient who is living with a markedly improved quality of life nearly six years post implant, we truly understand the enormously complex clinical and technical challenges for the transfemoral trans-septal device delivery. We are confident that with this steerable delivery system and modified, lower profile valve, we will be able to successfully treat a very large patient population in need of such a life-changing valve replacement device. We look forward to achieving the next major development milestones in this program."

About the TF/TS Tiara System

The TF/TS development program is based on a concept that allows for a very controlled and predictable implantation procedure similar to Neovasc's Tiara transapical program. Through numerous evaluations with in vitro test methods, including system trackability, deployment accuracy, and hydrodynamic assessment, as well as five acute animal trials, the Neovasc team has narrowed the TF/TS Tiara system down to a system design concept utilizing a new delivery system coupled with a lower-profile valve implant that shows strong potential. The Company expects to initiate a clinical feasibility study in late 2020.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States (2 U.S. patients have been treated under Compassionate Use) and has been commercially available in Europe since 2015, and Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward-looking statements may involve, but are not limited to, statements and beliefs with respect to the TF/TS delivery system and valve profile expanding the potential treatable patient population, the Company being at the forefront of emerging developments to successfully deliver a mitral valve replacement device via the transfemoral trans-septal pathway in patients with severe mitral valve regurgitation, the Company being able to successfully treat a very large patient population in need of a life changing valve replacement device and looking forward to achieving the next major development milestones in the Tiara program, the Company expecting to initiate a clinical feasibility study in late 2020 and the growing cardiovascular marketplace. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, risks relating to the possibility that the Company's common shares may be delisted from the Nasdaq Capital Market or the Toronto Stock Exchange, including Nasdaq's discretionary public interest authority to apply more stringent criteria for continued listing or suspend or delist securities, which could affect their market price and liquidity; the substantial doubt about the Company's ability to continue as a going concern; risks relating to the senior secured convertible notes (the "Notes") issued pursuant to the November 2017 private placement (the "2017 Financing"), resulting in significant dilution to the Company's shareholders; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to cashless exercise and adjustment provisions in the Notes issued pursuant to the 2017 Financing, which could make it more difficult and expensive for the Company to raise additional capital in the future and result in further dilution to investors; risks relating to the sale of a significant number of common shares of the Company; risks relating to the conversion of the senior secured convertible Notes issued pursuant to the 2017 Financing, which may encourage short sales by third parties; risks relating to the Company's conclusion that it did not have effective internal control over financial reporting as at December 31, 2018; risks relating to the Company's Common Share price being volatile; risks relating to the influence of significant shareholders of the Company over the Company's business operations and share price; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to claims by third parties alleging infringement of their intellectual property rights; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; the Company's history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more of the Company's competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of the Company's products; health and safety risks associated with the Company's products and industry; risks associated with the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to breaches of antibribery laws by the Company's employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to the Company's ability to successfully enter into fundamental transactions as defined in the Notes issued pursuant to the 2017 Financings; anti-takeover provisions in the Company's constating documents which could discourage a third party from making a takeover bid beneficial to the Company's shareholders; and risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three and nine months ended September 30, 2019 (copies of which may be obtained at www.sedar.com or www.sec.gov). The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether as a result of new information, future events or otherwise, except as required by law.

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